Geodyne Resources Inc.
Samson Plaza
Two West 2nd Street
Tulsa, Oklahoma 74103-3103
918-583-1791

                                January 12, 2007




Ms. Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      RE: Geodyne Energy Income Limited Partnership - I-D, I-E, I-F II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H
            Form 10-K for Fiscal Year Ended December 31, 2005
            Filed March 29, 2006
            Form 10-Q for Fiscal Quarter Ended September 30, 2006
            Filed November 20, 2006
            File Nos. 0-15831, 0-15832, 0-15833,
            0-16388, 0-16405, 0-16981, 0-16980, 0-17320, 0-17799,
            0-17802, 0-18305

Dear Ms. Davis:

      This letter is in response to your letter December 26, 2006, received December 27, 2006, addressed to Craig Loseke, Chief Accounting Officer for the Geodyne Energy Income Limited Partnerships I-D, I-E, I-F, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H (collectively, the "Partnerships"). For ease of review, Geodyne Resources Inc. ("Geodyne"), the General Partner of the Partnerships, is responding to your comments in the order of your letter.

Geodyne Energy Income Limited Partnerships I-D - I-F
----------------------------------------------------
Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Controls and Procedures, page 46
--------------------------------

1. Please disclose whether there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K. See also Regulation S-K, paragraph 4(d) of Exhibit 31. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2006.

RESPONSE:
---------

      There were no changes in the Partnerships' internal control over financial reporting identified in connection with Geodyne's evaluation of the Partnerships' financials required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, the Partnerships' internal control over financial reporting as required by
      Item 308(c) of Regulation S-K for the Form 10-K for the fiscal year ended December 31, 2005 (the "10-K") or the Form 10-Q for the fiscal quarter ended September 30, 2006 (the "10-Q"). The Partnerships will affirmatively disclose this issue in all future 10-Ks and 10-Qs.

Executive Compensation, page 48
-------------------------------

2. We note your statement on page 53 that "The dollar amount of such compensation paid by the Partnerships to the affiliates is impossible to quantify as of the date of this Annual Report." Please provide us with additional information that will support your statement so that we may better understand why it is impossible for you to quantify the amount of compensation paid by the Partnerships to these affiliates.

RESPONSE:
---------

      Geodyne and its affiliates have been in the business of managing oil and gas limited partnerships for over thirty (30) years. While technically not executive compensation, Geodyne and its affiliates have always believed that it is important to note in the 10-K that certain related party payments are paid to Geodyne or its affiliates. The disclosure in the 10-K is intended to cover the disclosure, previously made in the Partnerships' prospectuses, that the Partnerships, like all other working interest owners in any well operated by Geodyne or its affiliates (or any third party operator) pay to the operator monthly joint interest billings. Included in the joint interest billings is the standard joint interest billing charge of the operator. This charge varies by well and is charged to all working interest owners in the well. When the Partnerships pay Geodyne or its affiliates their monthly joint interest billings, there is no separation of the operator charge from all other joint interest billing expenses (i.e. electricity charges, third party operating expenses, etc.). Geodyne and its affiliates operate a significant number of wells in which the Partnerships have an interest. It would be an administrative burden to separate the charge that Geodyne and its affiliates make to the Partnerships from all other joint interest billings made to third parties in all of the 5,000 plus wells operated by Geodyne and its affiliates. In the past, with respect to prior Partnerships managed by the affiliates of Geodyne, the Commission has informed us that the Commission is satisfied with the disclosure that such charges are comparable to third party charges in the area and that they are the same as those paid by other working interest owners in the well.

Organization and Summary of Significant Accounting Policies, page F-19
----------------------------------------------------------------------

Deferred Charge, page F-23
--------------------------

3. We note your disclosure that "The Deferred Charge represents costs deferred for lease operating expenses incurred in connection with the Partnerships' underproduced gas imbalance positions;" and that the "rate used in calculating the deferred charge is the average annual production costs per Mcf." We note like disclosure for your accrued liability. Please support your accounting for these charges and reference the accounting literature that supports your methodology.

RESPONSE:
---------

      The Partnerships account for gas imbalances using the sales method. Under the sales method, gas sales are recorded as revenue when gas is produced and sold on the owner's behalf. A working interest owner will record revenue that is greater or less than their entitled share based on this method. However, a working interest owner is always billed their proportionate share of all lease operating expenses for a property. The method the Partnerships are using, matches lease operating expenses with the revenue recognized by the Partnerships. As noted in "Petroleum Accounting", 5th Edition, by Dennis R. Jennings, Joseph B. Feiten and Horace R. Brock (pages 376-379), "In order to achieve a proper matching under the sales method consistent with DD&A expense recognition, operating expenses would have to be accrued or deferred, depending on whether the company is overproduced or underproduced. These accruals and deferrals would be reversed as the imbalances are settled."

      The increases in the amount of deferred charge or accrued liability are added at the average lease operating expense per mcf over the prior twelve months multiplied by the increase or decrease in mcfs over or under produced. Decreases in deferred charge or accrued liabilities are removed at the average historical rate per mcf. We believe that most companies do not accrue or defer lease operating expenses because they have deemed the amounts to be immaterial, however, for the Partnerships in question, the amounts are material.

Supplemental Oil and Gas Information, page F-29
-----------------------------------------------

4. We note your disclosure under the Costs Incurred heading that the amounts you present exclude asset retirement costs. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for the exclusion of these amounts under the guidance in paragraph 21 of SFAS 69.

RESPONSE:
---------

      We do include all current asset retirement costs in the disclosure. The footnote disclosure for 2003 relates to the original implementation of FAS 143 and the footnote disclosure for 2005 relates to a change in the estimate of plugging costs.

Quarterly Financial Data, page F-36
-----------------------------------

5. We note your footnote that Gross Profit represents "Total revenues less oil and gas production expense." Please tell us whether or not you have included depreciation relating to property, plant and equipment in your determination of

      Gross Profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products and services sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for providing products and services, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

RESPONSE:
---------

      We agree that the depreciation, depletion and amortization is omitted from the calculation of Gross Profit for the Partnerships, however, the information is available in the statements of operations and statements of cash flows for the Partnerships included in the 10-K. The Partnerships will modify disclosures of quarterly financial data in future 10-Ks to include depreciation, depletion and amortization in the calculation of Gross Profit.

Exhibits 31
-----------

6. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of
      Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should not make reference to the "annual" report throughout the certification.

RESPONSE:
---------

     In all future certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Geodyne will not insert the word "annual" or "quarterly" when referring to the report and will not insert the bracketed language regarding the omission of

     Section 4(b). However, we will continue to omit Section 4(b) until required by the rules to include this certification.

Engineering Comments
--------------------
Properties, page 14
-------------------
Proved Reserves and Net Present Value, page 19
----------------------------------------------

7. We note your disclosure, "Certain reserve information was reviewed by Ryder Scott Company, L.P...". Please modify your disclosure to describe the procedures performed by and the conclusions reached by your
      consultant.   Address   the  nature  and   extent  of   "certain   reserve
      information."

RESPONSE:
---------

      Geodyne provides Ryder Scott with reserve, future net income, and discounted future net income estimates for the property interest representing the top 80% of each Partnership's reserve base. Ryder Scott's reports indicate that its review includes certain other information provided by Geodyne and its affiliates such as oil and gas prices as of the last day of the fiscal year, operating costs, development costs, property abandonment costs and salvage values, production information, well tests, geological structural and isopach maps, well logs, core analyses, and pressure measurements, and that Geodyne and its affiliates made certain of their employees and their work papers available for consultation. Ryder Scott's reports also state that it utilizes Regulation S-X and certain Staff Accounting Bulletin's published pursuant thereto as well as the SEC's definitions of Proved Oil and Gas Reserves, Proved Developed Oil and Gas Reserves, and Proved Undeveloped Reserves. Geodyne does not know the exact procedures performed by Ryder Scott, but its reports indicate that it relies on the information provided by Geodyne and its affiliates and perform such tests and procedures as it considers necessary under the circumstances to render its conclusions, including performance methods, the volumetric method, and other methods where characteristics of the data indicate that such methods were more appropriate. Ryder Scott's reports state its conclusion that:

            "In our opinion the estimates of reserves for the properties which we reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, and we found no bias in the utilization and analysis of data. In general, we were in reasonable agreement with estimates of remaining proved reserves for the properties which we reviewed. In certain cases, estimates of reserves for a given property were somewhat higher or lower than we would have estimated based on the available data; however, these estimates were within the range of reasonableness relative to the available data. Samson [an affiliate of Geodyne] provided us with cash flow projections of gross and net reserves and associated revenues and costs for the partnership based on constant pricing. In our review, we have determined that such projections appear reasonable."

      In future reports Geodyne will include a short paraphrase of Ryder Scott's conclusions. However, we believe that any discussion of the information relied upon by Ryder Scott or the methods or procedures they use would not be useful to the reader and would most likely cause confusion. Accordingly, we do not anticipate including any future discussion of these matters. Geodyne's anticipated paraphrase of Ryder Scott's conclusions is as follows:

            "Ryder Scott has stated to the general  partner  their  opinion that
            (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, (ii) they found no bias in the utilization and analysis of data, and (iii) the cash flow projections, provided by Samson, of gross and net reserves and associated revenues and costs based on constant pricing in general appear reasonable."

Supplemental Oil and Gas Information, page F-29
-----------------------------------------------
Quantities of Proved Oil and Gas Reserves - Unaudited, page F-32
----------------------------------------------------------------

8. We note the disclosure of significant changes to your partnerships' proved reserves. Paragraph 11 of SFAS 69 requires "appropriate explanation of significant changes" to proved reserves. Please modify your disclosure to explain the changes to your proved reserves as required by SFAS 69.

RESPONSE:
--------

      The significant changes in the reserve are all "Revisions of previous estimates". The main factor in the revisions was the significant price increase from December 31, 2004 to December 31, 2005. Oil prices were $61.06 per barrel at December 31, 2005 compared to $43.36 per barrel at December 31, 2004, and gas prices were $10.08 per mcf at December 31, 2005 compared to $6.02 per mcf at December 31, 2004 (See page 20 on Form 10-K). We will change our disclosure to reflect this on a prospective basis, starting with the December 31, 2006 Annual Report on Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006
---------------------------------------------------------
Accounting Policies, page 16
----------------------------
Oil and Gas Properties, page 18
-------------------------------

9. We note your disclosure stating that "In the third quarter of 2006, natural gas prices declined significantly. Consequently, the partnerships incurred impairments utilizing the natural gas spot prices that existed on September 30, 2006." Please tell us in specific detail how you measured the impairment loss and in particular, explain why you believe the spot price represents fair value in accordance with paragraph 22 of SFAS 144.

RESPONSE:
--------

      The Partnerships follow the successful efforts method of accounting for their oil and gas properties. Impairment was tested at the well level, which is the lowest level cash flows are available. The total historical cost less accumulated depletion ("carrying amount") was compared to the total undiscounted estimated cash flows (including salvage) from the properties. If the carrying amount exceeded the expected cash flows, the property was deemed impaired and an impairment charge was recognized based upon the estimated fair value of the property. Estimated fair value was based upon the discounted cash flows from the reserves utilizing current prices. The majority of the impairment occurred on properties with very short lives. Therefore, we felt that the SEC reserves with spot pricing was an appropriate measure of the fair value on these properties and is reflective of fair value as defined by paragraph 22 of FAS 144. However, we do acknowledge that under normal conditions it would be appropriate to calculate cash flows utilizing forward prices as opposed to current market prices. We considered future prices during our analysis of the impairment and determined that the effect would have been immaterial.

Geodyne Energy Income Limited Partnerships II-A - II-H
------------------------------------------------------
Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------
Legal Proceedings, page 36
--------------------------

10. Based on your disclosures regarding the litigation surrounding the royalty and overriding royalty payments, please confirm, if true, that you have recorded loss contingencies to the extent required by the guidance in SFAS 5 or otherwise advise.

RESPONSE:
---------

      The supplemental payment described in Item 3. LEGAL PROCEEDINGS was made in February 2003 and reimbursed by the Geodyne II-C and II-D Partnerships during the first quarter of 2003. No loss contingency was booked for these payments because the payments and reimbursements were made contemporaneously with the decision to issue the supplemental payments. As of the date of filing the Form 10-K for the year ended December 31, 2005, we determined that additional loss exposure for the remaining claims in this lawsuit was remote. Accordingly, no loss contingency was booked in accordance with SFAS 5.

Controls and Procedures, page 77
--------------------------------

11. Please disclose whether there are any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K. See also Regulation S-K, paragraph 4(d) of Exhibit 31. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2006.

RESPONSE:
--------

      There were no changes in the Partnerships' internal control over financial reporting identified in connection with Geodyne's evaluation of the Partnerships' financials required by paragraph (d) of the Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, the Partnerships' internal control over financial reporting as required by
      Item 308(c) of Regulation S-K for the 10-K or the 10-Q for the fiscal quarter ended September 30, 2006. We will affirmatively disclose this issue in all future 10-Ks and 10-Qs filed by the Partnerships.

Executive Compensation, page 79
-------------------------------

12. We note your statement on page 88 that "The dollar amount of such compensation paid by the Partnerships to the affiliates is impossible to quantify as of the date of this Annual Report." Please provide us with additional information that will support your statement so that we may better understand why it is impossible for you to quantify the amount of compensation paid by the Partnerships to these affiliates.

RESPONSE:
--------

      Geodyne and its affiliates have been in the business of managing oil and gas limited partnerships for over thirty (30) years. The disclosure referred to has been previously approved by Commission staff when prior 10-Ks and Registration Statements were reviewed by the Commission. While technically not executive compensation, Geodyne and its affiliates have always believed that it is important to note in the 10-K that certain related party payments are paid to Geodyne or its affiliates. The disclosure in the 10-K is intended to cover the disclosure, previously made in the Partnerships' prospectuses, that the Partnerships, like all other working interest owners in any well operated by Geodyne or its affiliates (or any third party operator) pay to the operator monthly joint interest billings. Included in the joint interest billings is the standard joint interest billing charge of the operator. This charge varies by well and is charged to all working interest owners in the well. When the Partnerships pay Geodyne or its affiliates their monthly joint interest billings, there is no  separation  of the  operator  charge from all other joint  interest billing expenses (i.e. electricity charges, third party operating expenses, etc.). Geodyne and its affiliates operate a significant number of wells in which the Partnerships have an interest. It would be an administrative burden to separate the charge that Geodyne and its affiliates make to the Partnerships from all other joint interest billings made to third parties in all of the 5,000 plus wells operated by Geodyne and its affiliates. In the past, with respect to prior Partnerships managed by the affiliates of Geodyne, the Commission has informed us that the Commission is satisfied with the disclosure that such charges are comparable to third party charges in the area and that they are the same as those paid by other working interest owners in the well.

Organization and Summary of Significant Accounting Policies, page F-49
----------------------------------------------------------------------
Deferred Charge, page F-53
--------------------------

13. We note your disclosure that "The Deferred Charge represents costs deferred for lease operating expenses incurred in connection with the Partnerships' underproduced gas imbalance positions;" and that the "rate used in calculating the deferred charge is the average annual production costs per Mcf." We note like disclosure for your accrued liability. Please support your accounting for these charges and reference the accounting literature that supports your methodology.

RESPONSE:
--------

      The Partnerships account for gas imbalances using the sales method. Under the sales method, gas sales are recorded as revenue when gas is produced and sold on the owner's behalf. A working interest owner will record revenue that is greater or less than their entitled share based on this method. However, a working interest owner is always billed their proportionate share of all lease operating expenses for a property. The method the Partnerships are using, matches lease operating expenses with the revenue recognized by the Partnerships. As noted in "Petroleum Accounting, 5th Edition," by Dennis R. Jennings, Joseph B. Feiten and Horace R. Brock (pages 376-379), "In order to achieve a proper matching under the sales method consistent with DD&A expense recognition, operating expenses would have to be accrued or deferred, depending on whether the company is overproduced or underproduced. These accruals and deferrals would be reversed as the imbalances are settled."

      The increases in the amount of deferred charge or accrued liability are added at the average lease operating expense per mcf over the prior twelve months multiplied by the increase or decrease in mcfs over or under produced. Decreases in deferred charge or accrued liabilities are removed at the average historical rate per mcf. We believe that most companies do not accrue or defer lease operating expenses because they have deemed the amounts to be immaterial, however, for the Partnerships in question, the amounts are material.

Supplemental Oil and Gas Information, page F-63
-----------------------------------------------

14. We note your disclosure under the Costs Incurred heading that the amounts you present exclude asset retirement costs. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e. property acquisition, exploration and/or development costs), as we believe there is no provision for the exclusion of these amounts under the guidance in paragraph 21 of SFAS 69.

RESPONSE:
--------

      We do include all current asset retirement costs in the disclosure. The footnote disclosure for 2003 relates to the original implementation of FAS 143 and the footnote disclosure for 2005 relates to a change in the estimate of plugging costs.

Quarterly Financial Data, page F-75
-----------------------------------

15. We note your footnote that Gross Profit represents "Total revenues less oil and gas production expense." Please tell us whether or not you have included depreciation relating to property, plant and equipment in your determination of Gross Profit. In this regard, please note that this measure should reflect the full absorption costing principle and include all costs and expenses associated directly with or allocated to your products and services sold. As such, these costs and expenses should include inventoriable costs of assets incident to or necessary for providing products and services, including applicable depreciation, depletion and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation as necessary.

RESPONSE:
--------

      We agree that the depreciation, depletion and amortization is omitted from the calculation of Gross Profit for the Partnerships, however, the information is available in the statements of operations and statements of cash flows for the Partnerships included in the 10-K. The Partnerships will modify the disclosures of quarterly financial data in future 10-Ks to include depreciation, depletion and amortization in the calculation of Gross Profit.

Exhibits 31
-----------

16. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of
      Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, you should not make reference to the "annual" report throughout the certification.

RESPONSE:
---------

      In all future certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Geodyne will not insert the word "annual" or "quarterly" when referring to the report and will not insert the bracketed language regarding the omission of Section 4(b). However, we will continue to omit
      Section 4(b) until required by the rules to include this certification.

Engineering Comments
--------------------
Properties, page 15
-------------------
Proved Reserves and Net Present Value, page 30
----------------------------------------------

17. We note your disclosure, "Certain reserve information was reviewed by Ryder Scott Company, L.P...". Please modify your disclosure to describe the procedures performed by and the conclusions reached by your
      consultant.   Address   the  nature  and   extent  of   "certain   reserve
      information."

RESPONSE:
---------

      Geodyne provides Ryder Scott with reserve, future net income, and discounted future net income estimates for the property interest representing the top 80% of each Partnership's reserve base. Ryder Scott's reports indicate that its review includes certain other information provided by Geodyne and its affiliates such as oil and gas prices as of the last day of the fiscal year, operating costs, development costs, property abandonment costs and salvage values, production information, well tests, geological structural and isopach maps, well logs, core analyses, and pressure measurements, and that Geodyne and its affiliates made certain of their employees and their work papers available for consultation. Ryder Scott's reports also state that it utilizes Regulation S-X and certain Staff Accounting Bulletin's published pursuant thereto as well as the SEC's definitions of Proved Oil and Gas Reserves, Proved Developed Oil and Gas Reserves, and Proved Undeveloped Reserves. Geodyne does not know the exact procedures performed by Ryder Scott, but its reports indicate that it relies on the information provided by Geodyne and its affiliates and perform such tests and procedures as it considers necessary under the circumstances to render its conclusions, including performance methods, the volumetric method, and other methods where characteristics of the data indicate that such methods were more appropriate. Ryder Scott's reports state its conclusion that:

            "In our opinion the estimates of reserves for the properties which we reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, and we found no bias in the utilization and analysis of data. In general, we were in reasonable agreement with estimates of remaining proved reserves for the properties which we reviewed. In certain cases, estimates of reserves for a given property were somewhat higher or lower than we would have estimated based on the available data; however, these estimates were within the range of reasonableness relative to the available data. Samson [an affiliate of Geodyne] provided us with cash flow projections of gross and net reserves and associated revenues and costs for the partnership based on constant pricing. In our review, we have determined that such projections appear reasonable."

      In future reports Geodyne will include a short paraphrase of Ryder Scott's conclusions. However, we believe that any discussion of the information relied upon by Ryder Scott or the methods or procedures they use would not be useful to the reader and would most likely cause confusion. Accordingly, we do not anticipate including any future discussion of these matters. Geodyne's anticipated paraphrase of Ryder Scott's conclusions is as follows:

            "Ryder Scott has stated to the general  partner  their  opinion that
            (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves, (ii) there was no bias in the utilization and analysis of data, and (iii) the cash flow projection of gross and net reserves and associated revenues and costs appear reasonable."

Supplemental Oil and Gas Information, page F-63
-----------------------------------------------
Quantities of Proved Oil and Gas Reserves - Unaudited, page F-66
----------------------------------------------------------------

18. We note the disclosure of significant changes to your partnerships' proved reserves. Paragraph 11 of SFAS 69 requires "appropriate explanation of significant changes" to proved reserves. Please modify your disclosure to explain the changes to your proved reserves as required by SFAS 69.

RESPONSE:
---------

      The significant changes in the reserve are all "Revisions of previous estimates". The main factor in the revisions was the significant price increase from December 31, 2004 to December 31, 2005. Oil prices were $61.06 per barrel at

      December 31, 2005 compared to $43.36 per barrel at December 31, 2004, and gas prices were $10.08 per mcf at December 31, 2005 compared to $6.02 per mcf at December 31, 2004 (See page 30 on Form 10-K). We will change our disclosure to reflect this on a prospective basis, starting with the December 31, 2006 Annual Report on Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006
---------------------------------------------------------
Accounting Policies, page 36
----------------------------
Oil and Gas Properties, page 38
-------------------------------

19. We note your disclosure stating that "In the third quarter of 2006, natural gas prices declined significantly. Consequently, the partnerships incurred impairments utilizing the natural gas spot prices that existed on September 30, 2006." Please tell us in specific detail how you measured the impairment loss and in particular, explain why you believe the spot price represents fair value in accordance with paragraph 22 of SFAS 144.

RESPONSE:
---------

      The Partnerships follow the successful efforts method of accounting for their oil and gas properties. Impairment was tested at the well level, which is the lowest level cash flows are available. The total historical cost less accumulated depletion ("carrying amount") was compared to the total undiscounted estimated cash flows (including salvage) from the properties. If the carrying amount exceeded the expected cash flows, the property was deemed impaired and an impairment charge was recognized based upon the estimated fair value of the property. Estimated fair value was based upon the discounted cash flows from the reserves utilizing current prices. The majority of the impairment occurred on properties with very short lives. Therefore, we felt that the SEC reserves with spot pricing was an appropriate measure of the fair value on these properties and is reflective of fair value as defined by paragraph 22 of FAS 144. However, we do acknowledge that under normal conditions it would be appropriate to calculate cash flows utilizing forward prices as opposed to current market prices. We considered future prices during our analysis of the impairment and determined that the effect would have been immaterial.

CLOSING RESPONSE:
-----------------

      Pursuant to your request, Geodyne, as general partner of the Partnerships, acknowledges that:

      * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      * the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or comments concerning our responses, please do not hesitate to contact me at 918-591-1213 (phone), 918-591-1748 (fax) or closeke@samson.com.

                                    Very truly ours,

                                    GEODYNE RESOURCES INC.

                                    //s// Craig Loseke

                                    Craig Loseke
                                    Chief Accounting Officer

cc:   Jennifer Goeken-SEC
      Ronald Winfrey-SEC
      PricewaterhouseCoopers
      Dennis Neill